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April 21, 2009

Mr. Terence O’Brien, Accounting Branch Chief
U.S. Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Griffon Corporation (File No. 001-06620) Form 10-K for the Fiscal Year Ended September 30, 2008 (Filed December 15, 2008) Definitive Proxy Statement (Filed December 29, 2008)

Dear Mr. O’Brien:

A representative of Griffon Corporation (“Griffon” or the “Company”) received a call on April 9, 2009 from Dorine Miller of the Staff.  Ms. Miller indicated that the Staff reviewed the Company’s response of April 7, 2009 to the Commission’s comment letter of March 27, 2009, and had one additional comment, which she gave verbally, as set forth below.  Also set forth below is our supplemental response to Ms. Miller’s comment.

Definitive Proxy Statement

Base Salary, page 19

Comment of Ms. Miller: “We note your prior response to our Comment 1.  We believe it would be helpful for investors to understand how you use the comparator companies in management compensation decisions.  In response please confirm supplementally that you will include the explanation of this given in your response to our Comment 1 in future filings.”

Response:  Please be advised that in future filings we will explain how we use comparator companies in management compensation decisions, and, accordingly, we will include the explanation of this given in our April 7, 2009 response (and/or other appropriate explanation(s)) to Comment 1 of the Commission’s March 27, 2009 letter.

*****

Mr. Terence O’Brien
U.S. Securities and Exchange Commission
April 21, 2009

Thank you for your comments. We trust that this response is sufficient for your purposes. However, if you have further comments, please feel free to contact me.

Sincerely,

   /s/ Patrick L. Alesia
Patrick L. Alesia
Chief Financial Officer